SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: February 14, 2014

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On February 20, 2014, Navios Maritime Acquisition Corporation (“Navios”) issued a press release announcing the closing of its follow-on public offering of 14,950,000 shares of its common stock at $3.85 per share, which included the full exercise of the underwriters’ option to purchase additional shares of common stock, raising gross proceeds of approximately $57.6 million. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On February 14, 2014, Navios entered into an underwriting agreement (the “Underwriting Agreement”) with Citigroup Global Markets Inc., RS Platou Markets, Inc. and Deutsche Bank Securities Inc., as representatives of the several underwriters identified therein, in connection with its public offering. A copy of the executed Underwriting Agreement is filed as Exhibit 1.1 as part of this report and is incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. with respect to the issuance of the shares of common stock is filed as Exhibit 5.1 as part of this report.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170896 and 333-191266.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: February 24, 2014

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Underwriting Agreement dated February 14, 2014

5.1	Opinion of Reeder & Simpson P.C. dated February 20, 2014

99.1	Press Release dated February 20, 2014